WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 25, 2010, and provides an analysis of the Company’s results of operations for the year ended December 31, 2009.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2009 audited annual consolidated financial statements and the related notes for the year then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the December 31, 2009 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20-F with the United States Securities and Exchange Commission (“SEC”). At March 25, 2010, the Company had 79,404,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20-F.

DESCRIPTION OF BUSINESS

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Carmacks Copper Project is in the last phase of permitting. The Company’s Casino project is one of the largest undeveloped porphyry deposits in Canada. Western Copper completed a pre-feasibility study on the property in June 2008.

CORPORATE DEVELOPMENTS

Permitting

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use License (“WUL”) establishes how the project can use and discharge water and is the final major permit required before commencing operation. The Yukon Water Board hearing, required for issuance of a WUL, concluded on March 2, 2010. Western Copper anticipates that the WUL will be issued within two to six months from the hearing conclusion date.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Private placements

On July 10, 2009, Western Copper issued 4,000,000 units, comprised of one flow-through common share of the Company at a price of $1.00 and one-half of one warrant. Each whole warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for twenty consecutive trading days, the Company will have the right to accelerate the expiry date of warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for fifteen consecutive trading days, the Company will have the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

On December 4, 2009, Western Copper issued 2,150,000 units at a price of $2.50. Each unit was comprised of one flow-through common share of the Company and one warrant (“investor warrant”). Each warrant is exercisable for one non flow-through common share of the Company at a price of $2.60 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $5.00 for twenty consecutive trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 4.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $2.50 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $4.00 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

PROPERTY OVERVIEW

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located, by road, 380 kilometres northwest of Whitehorse, Yukon. It has been the subject of considerable exploration going back to 1967.

In June 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. Based on the mill proven and probable reserve estimate of 914 million tonnes, the mine has an estimated 30 year ore production life.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

The financial model formed as part of the pre-feasibility study used commodity prices of US$2.95 per pound for copper, US$647 per ounce for gold, and US$31 per pound of molybdenum and an exchange rate of 1 US$/$ to assess the viability of the project. Initial capital development costs were estimated to be $2.1 billion, including $550 million for a power plant. Based on these factors, the pre-feasibility study suggested a pre-tax IRR of 20.4% .

Management has updated the financial model with current commodity prices and the current US$/$ exchange rate. The analysis, which uses recent spot commodity prices (copper - US$3.20/lb, gold - US$1,100/oz, molybdenum - US$16/lb) and an exchange rate of 0.94 US$/$, suggests a pre-tax IRR of 24%.

Following the positive results of the pre-feasibility study, the Company has begun preparing for the submission of a Project Proposal to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). As part of this process, Western Copper has initiated a baseline environmental and socioeconomic data collection program to update and complement environmental information collected in the early 1990’s. The Company has also had a number of meetings with various government departments and First Nations Governments to introduce them to the project.

During 2009, the Company has continued its permitting efforts by continuing its dialogue with various government agencies and by continuing the 2009 data collection program that will form part of the Project Proposal. Discussions with local communities and First Nations have also continued.

The Company continues to work on further engineering studies relating to road access and power supply. The aim of these studies is to further improve the economics of the project.

The Company completed a major drilling program in October 2009. The program was aimed at converting inferred resources into measured and indicated and examining targets identified by the geophysical survey to potentially extend the known area of mineralization. Including the 11,000 metres drilled in 2009, approximately 102,000 metres have been drilled on property to date.

The drilling program significantly increased the known area of mineralization and identified a new molybdenum zone.

A deep penetrating geophysical survey conducted in July 2009 identified a number of promising drill targets. These targets were drilled as part of the 2009 drilling program. Several promising zones were discovered, including a lead-zinc-silver zone to the south of the deposit.

The Company raised $9.4 million in flow-through funds in 2009. A portion of this money was spent on the 2009 drilling program, and the remainder will be spent on further exploration at the Casino property in 2010. Western Copper is mobilizing equipment via winter road and plans to start drilling in early Q2 2010.

Should it make a production decision on the property, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 220 kilometres north of Whitehorse, Yukon.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicated initial capital development costs of $144 million, including a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs were estimated to be $0.98/lb. of copper (US$0.84/lb. of copper at 0.85 US$/$). Using a copper price of US$2.32 per pound and an exchange rate of 0.85 US$/$, the feasibility study indicated a pre-tax IRR of 21.1% for the project.

Management has updated the financial model to reflect the current spot copper price and the current US$/$ exchange rate. The analysis, which uses a copper price of US$3.20 per pound and an exchange rate of 0.94 US$/$, results in a pre-tax IRR of 34%.

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate. As a condition of the QML, the Company was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government.

The Water Use License is the next and final major milestone of the permitting process and will allow the mine to operate. The Yukon Water Board public hearing concluded on March 2, 2010. Western Copper awaits the decision from the Yukon Water Board within two to six months from the hearing conclusion date.

During 2009, the Company focused on permitting with engineering activities limited to those necessary to support the permitting. No further exploration took place in 2009 and none is planned for 2010.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at the date of this report, Western Copper has made $700,000 in advance royalty payments.

Island Copper/Hushamu (British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Island Copper property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

On September 30, 2009, Kobex Resources Ltd. and International Barytex Resources Ltd. merged with IMA as part of a plan of arrangement. Pursuant to the transaction, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

Kobex has met the minimum expenditure obligations required in the first year of the agreement and is currently performing an order of magnitude study to assist it in making future decisions regarding the project.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential. No work was possible in 2008.

MDRU spent approximately two months this summer studying the geology in the area covered by the Redstone claims and leases. A progress report was made to Western Copper in September. The geological modeling will continue with a second site visit in 2010.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

The only area that presently has a NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	233,672	509,122	594,590	522,773
loss per share – basic and diluted	-	0.01	0.01	0.01
Mineral properties	72,790,644	70,960,998	67,117,675	65,970,008
Cash, cash equivalents, and short- term investments	13,667,179	11,786,066	10,931,098	12,177,922
Total assets	86,876,176	83,316,052	78,478,161	78,503,650

As at and for the quarter ended	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	599,667	530,503	544,160	484,919
loss per share – basic and diluted	0.01	0.01	0.01	0.01
Mineral properties	65,702,582	64,047,426	61,664,820	58,853,128
Cash, cash equivalents, and short-term investments	13,062,366	16,460,243	18,527,233	21,963,631
Total assets	79,216,492	80,708,309	80,414,978	80,977,997

The quarterly fluctuations are due to the following:

Cash is being spent to fund ongoing operations and to increase the value of the Company’s mineral properties. This has led to a decrease in cash, cash equivalents and short-term investments and an increase in mineral properties in each quarter presented above, except Q3 and Q4 2009. Cash, cash equivalents and short-term investments increased from June 30, 2009 to December 31, 2009 because the Company raised $4 million through a private placement in July 2009 and $5.4 million through a private placement in December 2009.

Loss and comprehensive loss in Q4 2009 is lower than the other quarters due to a future income tax recovery of $396,000 recorded in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was off-set by the $405,000 write-down of the Company’s Sierra Almoloya mineral property.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

RESULTS OF OPERATIONS

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

EXPLORATION EXPENSES	-	-	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	196,078	400,035	462,340
Filing and regulatory fees	72,728	78,101	84,101
Office and administration	1,800,325	1,921,138	2,281,152
Promotion and travel	414,303	354,521	663,978
LOSS BEFORE OTHER ITEMS	2,483,434	2,753,795	6,004,010

OTHER ITEMS
Interest income	(238,166)	(599,575)	(1,276,014)
Foreign exchange	10,786	51,731	19,249
Write-off of mineral properties	-	405,001	-

LOSS BEFORE TAXES	2,256,054	2,610,952	4,747,245

Future income tax recovery	(395,897)	(451,703)	(1,521,279)

LOSS AND COMPREHENSIVE LOSS	1,860,157	2,159,249	3,225,966

Western Copper had a loss of $1.86 million ($0.02 per common share) for the year ended December 31, 2009 compared to a loss of $2.16 million ($0.03 per common share) in 2008. Although the Company performed a large exploration program in 2009, the scale and nature of the Company’s administrative activity have remained consistent throughout the three years presented above. This trend is expected to continue next year despite the fact that the Company will continue its significant exploration and environmental assessment programs at the Casino property in 2010.

A number of factors led to the loss and comprehensive loss being lower in 2009 than in 2008.

Western Copper recorded a future income tax recovery of $396,000 in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was partially off-set by the $405,000 write-down of the Sierra Almoloya mineral property when the Company abandoned those claims. The 2009 future income tax recovery was a result of assets and tax benefits transferred between subsidiaries during the year and a reduction in provincial tax rates expected to apply in 2012.

Decreasing interest bearing balances and lower interest rates led to a decline in interest income of $362,000 in 2009 as compared to 2008. Western Copper continues to earn interest on its short-term investments, but as the Company uses its working capital to fund operations and mineral property development, its interest bearing balances decrease. These balances increased significantly in July and December, however, as Western Copper raised funds through private placements.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Costs are generally lower in 2009 because until the market improved around mid-year, the Company made efforts to conserve capital and was in a period of low activity. Once markets began improving, the Company increased its activity, especially in investor relations. Current year professional fees are $204,000 lower than in 2008 due to lower activity in these areas during 2009. Office and administrative expenses declined $121,000 in 2009 due to decreases in information technology, rent, and stock-based compensation costs. Promotion and travel expenditures increased by $60,000 as the Company augmented its marketing efforts.

For the quarter ended December 31,	2009	2008
Expressed in Canadian dollars	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	36,949	102,158
Filing and regulatory fees	6,655	6,496
Office and administration	482,521	502,851
Promotion and travel	143,528	92,783
LOSS BEFORE OTHER ITEMS	669,653	704,288

OTHER ITEMS
Interest income	(40,327)	(88,623)
Foreign exchange	243	30,704
Write-off of mineral properties	-	405,001

LOSS BEFORE TAXES	629,569	1,051,370

Future income tax recovery	(395,897)	(451,703)

LOSS AND COMPREHENSIVE LOSS	233,672	599,667

Western Copper had a loss of $234,000 (less than $0.01 per common share) for the three months ended December 31, 2009. For the same period in 2008, the Company had a loss of $600,000 ($0.01 per common share). The fluctuations in line item amounts are due to the same factors discussed in the 2009 year-to-date analysis above.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(1,793,475)	(1,735,717)	(4,051,687)
Financing activities	8,956,411	500	447,700
Investing activities	(8,764,009)	(16,954,526)	25,040,912

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,601,073)	(18,689,743)	21,436,925

Cash and cash equivalents – beginning	5,037,204	23,726,947	2,290,022

CASH AND CASH EQUIVALENTS – ENDING	3,436,131	5,037,204	23,726,947

In addition to its cash and cash equivalents, the Company had $10.2 million in short-term investments as at December 31, 2009. Cash, cash equivalents, and short-term investments totaled $13.7 million. Working capital at December 31, 2009 is $12.7 million. This figure is consistent with the working capital of $12.4 million the Company had at December 31, 2008.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Working capital is consistent with prior year-end because Western Copper raised $9.4 million in 2009 though the issuance of shares pursuant to private placements. The money raised offset the capital used to finance the Company’s administrative and mineral property expenditures.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without interest penalty.

Western Copper is an exploration stage enterprise. As at December 31, 2009, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2010. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

Western Copper raised $9.4 million dollars through two private placements in 2009. On July 10, 2009, the Company issued 4 million units at a price of $1.00 per unit. Each unit comprised one flow-through common share and half of a warrant. On December 4, 2009, the Company issued 2.15 million units at a price of $2.50 per unit. Each unit comprised one flow-through common share and a whole warrant.

During the year ended December 31, 2009, the Company also received $106,583 from the exercise of employee stock options and $251,250 from the exercise of broker warrants.

There was no significant financing activity in 2008.

Investing activities

The Company expended a net amount of $6.5 million on mineral property expenditures during the 2009. This compares with $8.7 million during 2008. The majority of these costs were spent on the Casino property and the Carmacks Copper Project.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the year ended December 31, 2009. Despite not taking into account changes in working capital balances, mineral property costs incurred are a good representation of Western Copper’s mineral property expenditures during the period.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

		Carmacks Copper
	Casino	Project
	$	$
Expressed in Canadian dollars

DECEMBER 31, 2008	20,821,505	14,645,143

CASH ITEMS
Advance royalty	-	100,000
Claims maintenance	10,363	4,408
Detailed engineering	-	93,945
Engineering studies	112,991	1,470
Exploration	3,657,287	-
Permitting	1,652,334	673,916
Reclamation obligation	-	80,300
Salary and wages	224,775	215,625

CASH ITEMS	5,657,750	1,169,664

NON-CASH ITEMS
Exploration	54,709	-
Future income tax	46,434	42,427
Stock-based compensation	108,346	98,997

NON-CASH ITEMS	209,489	141,424

DECEMBER 31, 2009	26,688,744	15,956,231

Western Copper incurred $2.2 million less mineral property expenditures during 2009 than it did in 2008 because the Company made a conscious decision at the beginning of the year to reduce its spending due to the uncertainty in the capital markets.

In 2008, Western Copper was progressing quickly on detailed engineering of the Carmacks Copper Project and was working towards completion of the Casino Project pre-feasibility study.

During the first half of 2009, Western Copper limited its efforts to performing only necessary permitting activities relating to the Carmacks Copper Project and the Casino Project. It was not until capital market conditions somewhat improved around mid-year and the Company had raised some capital that it initiated significant expenditures such as the exploration program at the Casino Project.

Another factor that led to lower spending this year compared to 2008 is that in Q1 2009 the Company received a mineral exploration tax credit in the amount of $331,000 relating to previous exploration work on its Island Copper property. This amount was credited to mineral properties.

A summary of activities relating to each project is available under the Business and Overview section at the beginning of this document.

RELATED PARTY TRANSACTIONS

Related party transactions were in the normal course of business. There was no material transaction with related parties during the years presented.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

CONTRACTUAL OBLIGATIONS

In April 2009, the Company signed a new lease agreement for its head office in Vancouver. The new lease began on June 1, 2009 and expires on May 31, 2014. The Company also has a commitment to lease office space in the Yukon. The lease expires in 2011.

The future minimum lease payments by calendar year are approximately as follows:

	Vancouver	Yukon
Expressed in Canadian dollars
	$	$

2010	196,637	28,635
2011	205,816	28,635
2012	207,841	-
2013	210,677	-
2014	88,626	-
Thereafter	-	-

TOTAL	909,597	57,270

The Company must spend approximately $5.91 million on qualifying Canadian exploration expenditures by December 31, 2010. Otherwise, the Company is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2010 by December 31, 2010 and the amount that the investors actually realized.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations, the value of financing components, and the value of purchased assets. Actual results could differ from the estimates by a material amount.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Impairment of long-lived assets

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

CHANGE IN ACCOUNTING POLICIES

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and intangible assets. This section replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

Accounting by mining enterprises for exploration costs

In March 2009, the CICA issued EIC Abstract 174, Mining Exploration Costs (“EIC – 174”), which supersedes EIC-126, Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. EIC-174 is applicable for the Company’s interim and annual financial statements issued after March 27, 2009. Adoption of this new standard had no effect on the Company’s financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Western Copper expects to adopt IFRS effective January 1, 2011. In 2011, the Company will have to present 2010 comparative figures restated using IFRS for each comparative period after the transition date. As a result, the Company began to execute its IFRS implementation plan in 2009.

During 2009, Western Copper compared its current accounting policies under Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS and identified differences between the two standards. Based on its review of historical transactions and its current and expected business activities, the Company identified the treatment of Exploration and Evaluation (“E&E”) costs, income taxes, and asset impairment as areas with the greatest potential to create significant differences in the Company’s financial statements as a result of adopting IFRS.

Western Copper performed a comprehensive analysis of these areas to determine the potential impact that adopting IFRS will have on the Company’s financial statements.

The International Accounting Standards Board (“IASB”) has still not made a definitive determination as to whether E&E costs should be capitalized or expensed. IFRS 6 allows companies to choose a policy that capitalizes these costs. The policy must be disclosed in the notes to the financial statements. The Company expects to continue capitalizing its E&E costs in a manner consistent with its current accounting policy.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

The method of accounting for income taxes under IFRS is similar to Canadian GAAP, but one of the exemptions under IFRS may have a significant impact on the Company’s financial reporting. Under current IFRS guidelines, the recognition of future income tax (“FIT”) assets or liabilities that arise from the initial recognition of assets or liabilities that do not impact profit or loss and other than in a business combination is prohibited. The Company’s FIT liability balance is almost exclusively due to the difference between the carrying value and the tax value of the properties that Western Copper acquired as a result of its acquisition of Lumina Resources Corp. in 2006. Western Copper accounted for the transaction as an acquisition of assets, not as a business combination. As a result, the exemption under IFRS would apply and would eliminate the majority of the Company’s FIT liability balance recognized under Canadian GAAP. It would also decrease the carrying value of mineral properties by a similar amount because when the FIT liability was recognized, the carrying values of the related mineral properties were grossed up by the same amount. The IASB has recently issued an exposure draft suggesting changes to its income tax standard. The exposure draft has received a significant number of comments and it is uncertain what changes, if any, will be made before Western Copper’s adoption date.

Under Canadian GAAP, mineral property impairment testing is performed using a two-step test. The first step is to determine if there is an impairment loss by using an undiscounted cash flow analysis. If that analysis identifies an impairment loss, the loss is measured as the amount by which carrying value exceeds fair value. The fair value is often based on discounted cash flows. Under IFRS, assets are tested for impairment using a one-step process based on discounted cash flows. IFRS also allows the reversal of impairment charges from previous years if the fair value exceeds the carrying value of long-lived assets.

Other IFRS that apply to the Company’s operations, but that are not expected to have a significant effect on 2010 financial results based on the Company’s current and expected activities are functional currency, business combinations, share based payments, and decommissioning and retirement obligations.

The Company is still considering the impact that the adoption of IFRS will have on its financial statements.

Western Copper has performed its review of IFRS based on standards applicable as of the date of this report. The IASB is still developing IFRS and may propose changes to the standards between the date of this report and the date the Company adopts IFRS. Western Copper’s assessment of differences between Canadian GAAP and IFRS is based on its historical, current, and expected business activities. Changes in business activities could also lead to unexpected differences to the Company’s financial statements, notes, and other disclosures as reported under Canadian GAAP and IFRS. Changes to business activities or transactions and/or IFRS could have material effects on Western Copper’s analysis discussed above.

Western Copper will track the difference between Canadian GAAP and IFRS on individual transactions throughout 2010. It will also analyze the effect of changes in IFRS as they occur. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian GAAP for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

Based on that assessment, management concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in disclosure controls or in internal controls over financial reporting from October 1 to December 31, 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

FINANCIAL INSTRUMENTS

Designation and fair value

Western Copper has designated its financial instruments as follows:

  Cash and cash equivalents, short-term investments, and reclamation bonds are classified as “Held-for-Trading” and are recorded at their fair value with changes in fair value recorded in the statement of loss;
  Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and
  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

Market and liquidity risk

The Company’s principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. The Company’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should the Company require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

Currency risk

The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2009 or December 31, 2008.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates. Changes in interest rates do not have a material effect on the Company’s operations.

RISKS AND UNCERTAINTIES

The following is a list of the most significant risks and uncertainties that affect the Company. This list is not exhaustive. More information on risks and uncertainties is available in Western Copper’s Annual Information Form which is available on the Company’s website and at www.sedar.com.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

The Company complies with National Instrument 43-101 when reporting mineral resources.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. Metal prices fluctuate widely and are affeted by numerous factors beyond the Company’s control. These prices may not remain at levels required to make development of any given property feasible.

Project financing

The Company’s projects will require substantial financing, including a possible combination of debt and equity financing. Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

There can be no assurance that debt and/or equity financing will be available, or available on acceptable terms.

Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of exisiting shareholders.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Site closure and reclamation costs

Minimum standards for site closure and reclamation have been established by various governmental agencies that affect certain operations of the Company. Western Copper accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligation related to reclamation when such obligation is incurred, if a reasonable estimate of fair value can be made. The determination of site clousre and reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions can materially affect the recognized amount of the liabilitiy.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western Copper’s operations in future periods. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward looking statements are set forth principally under the heading “Property Overview”, “Corporate Developments” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, ability to obtain required permits for the construction and operation of the Carmacks Copper Project; exploration results at the Company’s properties; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western Copper and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Western Copper’s forward-looking statements are based on the beliefs, expectations and opinions ofmanagement on the date the statements are made, and Western Copper does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western Copper’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper’s Annual Information Form for the year ended December 31, 2009, to be filed shortly with the Canadian securities regulatory authorities, Western Copper’s annual report on Form 20-F to be filed shortly with the United States Securities and Exchange Commission, and other information released by Western Copper and filed with the appropriate regulatory agencies.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the year ended December 31, 2009

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.